Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Texas Roadhouse, Inc.:

We consent to the use of our audit reports dated February 22, 2013, with respect to the consolidated balance sheets of Texas Roadhouse, Inc. and subsidiaries as of December 25, 2012 and December 27, 2011, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 25, 2012, and the effectiveness of internal control over financial reporting as of December 25, 2012, incorporated by reference in the Registration Statement on Form S-8 pertaining to the Texas Roadhouse, Inc. 2013 Long-Term Incentive Plan.

/s/ KPMG LLP

Louisville, Kentucky

May 17, 2013